SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549



                          FORM 6-K



                  REPORT OF FOREIGN ISSUER



            Pursuant to Rule 13a-16 or 15d-16 of
             the Securities Exchange Act of 1934


               Date of Report: March 19, 2002



                          BIORA AB

                   SE-205 12 Malmo, Sweden

               Telephone: (011) 46-40-32-13-33




         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             |X|  Form 20-F                        |_|  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             |_|  Yes                              |X|  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

         Not applicable.



          This Form 6-K consists of a press release issued by Biora AB on March 19, 2002, regarding the appointment of a Chairman to Biora's Scientific Advisory Board. Attached to the press release is the Notice of Annual General Meeting of Biora AB to be held on April 29, 2002.



                              Press release from Biora AB (publ), March 19, 2002

No 6/02                                                    FOR IMMEDIATE RELEASE

                 Lars Hammarstrom appointed as Chairman of
                     Biora's Scientific Advisory Board.

Lars Hammarstrom, one of the founders of Biora has been appointed as the Chairman of Biora's scientific advisory board. Due to this appointment, Professor Hammarstrom has declined re-election as a member of Biora's Board of Directors at the company's Annual General Meeting on April 29, 2002 in Malmo, Sweden.

The Notice of the Biora's Annual General Meeting to be held in Malmo on Monday April 29, 2002 is attached to this press release.

Biora develops manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are quoted in the OTC market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

--------------------------------------------------------------------------------
For further information, please contact:
-   Tommie Johansson, Corporate Communications and Investor Relations,
    Biora +46 70 32 21 365
-   Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-   Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-   http://www.biora.com



     Notice of Annual General Meeting of Biora AB (publ)

Shareholders of Biora AB (publ) are hereby notified that the Annual General Meeting will be held at Europaporten 25, Malmo, Sweden on Monday, April 29th, 2002 at 4:00 p.m.

Registration

Shareholders who wish to attend the Annual General Meeting must:

- be registered in the share register of the Securities Register Center, VPC AB, not later than Friday, April 19, 2002. Shareholders who have registered their holdings through an investment manager must request temporary share registration in their own name with VPC well before April 19, 2002, and

- Notify the company of their participation no later than 4:00 p.m. on Tuesday, April 23, 2002.

Shareholders may register by:

-    letter, to Biora AB, Attention: Jessica Nystrom, Medeon
     Science Park, 205 12 Malmo, Sweden

-    telephone, to +46-40-32 13 69.

-    fax, to +46-40-32 13 55 (Attention: Jessica Nystrom)

-    Internet, at Biora's website at www.biora.com

When registering, Shareholders must state:

-    their name
- their social insurance, social security or registration number
-    their address and telephone number
-    their shareholdings

Shareholders represented by proxy must submit a signed proxy form before the meeting. Representatives of legal entities (corporations, partnerships, etc.) shall submit a copy of the certificate of incorporation or corresponding proof of authority.

                       Proposed Agenda

1.   Opening of the Annual General Meeting.
2.   Election of Chairman for the meeting.
3.   Preparation and approval of the voting list.
4.   Election of a person to verify the minutes.
5.   Approval of the agenda.
6.   Consideration of whether the meeting has been duly convened.
7. Presentation of the Annual Report and the Auditors' Report for the parent company and the Group.
8. Resolution to adopt the income statements and balance sheets of the parent company and the Group.
9.   Resolution regarding the disposition of the accumulated losses.
10. Resolution to discharge the members of the Board and the President from liability.
11.  Determination of fees for the Board of Directors and the Auditors.
12.  Election of Directors.
13.  Closing of the Meeting.


Dividend (item 9)

The Board of Directors proposes that the accumulated loss on the balance sheet be covered by charging the share premium reserve. The Board of Directors proposes no dividends to be declared for the fiscal year 2001.

Board of Directors and auditors and their fees (items 11-12)

Shareholders, who jointly hold more than 25% of the voting rights, propose that the Board of Directors shall consist of seven directors and one deputy director as follows:

Re-election of the following Directors:
Per Wahlstrom, Nils Bohlin, Lars Ingelmark, Jan Kvarnstrom,
Per Lojdquist, Lars Spongberg and Christer Testen.

Lars Hammarstrom has declined re-election.

Re-election of the following Deputy Director:
Lennart Jacobsson

It is proposed that the total fee to the Board of Directors be SEK 800,000, to be divided among the directors as the Board of Directors shall determine.

It is noted that KPMG, with senior partner Alf Svensson as chief responsible partner, has been elected as the Auditors of the Company until the Annual General Meeting in 2004, and that the Auditors shall be paid for work performed as invoiced.

Available documents

Financial Statements and the Auditors' Report are available at the Company's offices. The documents will be sent to Shareholders who request them.

This Notice of Annual General Meeting is also available at www.biora.com.


Welcome!

Malmo, March, 2002
Board of Directors
Biora AB (publ)




          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                          BIORA AB


        Dated: March 19, 2002           By:    /s/  Kerstin Palsson
                                               ---------------------------------
                                               Kerstin Palsson
                                               Chief Financial Officer